

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2015

Via E-Mail
Lou R. Kling
Skadden, Arps, Slate, Meagher & Flom LLP
Four Time Square
New York, NY 10036-6522

> **Re: E. I. du Pont de Nemours and Company**
> **PRE 14A filed February 27, 2015**
> **PREC14A filed March 6, 2015**
> **File No. 1-00815**

Dear Mr. Kling:

We have reviewed the filings listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your proxy statement, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Note that all defined terms used here have the same meaning as in the proxy statement listed above.

PREC14A filed March 6, 2015

General

1. If you plan to solicit proxies via Internet chat rooms, indicate which Web sites you plan to utilize in your response letter.

Background of the Solicitation, page 7

2. We refer to Du Pont's proposed resolution to head off a proxy contest with Trian in February 2015, which centered on the possibility of appointing one of Trian's nominees other than Mr. Peltz. Explain why Mr. Peltz was unacceptable to the Company.

Our Progress in 2014, page 12

3. Briefly summarize the assumptions underlying and limitations on the projections that appear in the proxy statement. For example, provide such support for the statements about your expectations for "run-rate" savings by the end of 2015 and 2017.

4. Please provide support on a supplemental basis for the factual assertions contained in this section, the section of the same title on page 40, and elsewhere throughout the proxy statement. Please do the same for any similar assertions presented in additional soliciting materials.

Cost of Solicitation, page 83

5. You disclose that proxies may be solicited by mail, e-mail, by telephone, personally and by facsimile. Please note that all written soliciting materials, including any emails or scripts used in soliciting proxies must be filed as proxy materials on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

6. Provide the disclosure regarding the material features of your arrangement with Innisfree required under Item 4(b)(3)(i) of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3263 with any questions you may have about these comments or your filing generally.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions